

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2012

<u>Via E-mail</u>
Mr. R. Mark Graf
Executive Vice President, Chief Financial Officer
  and Chief Accounting Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, IL 60015

      Re: Discover Financial Services
               Form 10-K for the Fiscal Year Ended November 30, 2011
               Filed January 26, 2012
               File No. 001-33378

Dear Mr. Graf:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Stephanie J. Ciboroski

               Stephanie J. Ciboroski
               Senior Assistant Chief Accountant